UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Date and time of publication of January – December 2021 Results	2

Earnings Release
Date: Thursday, 24th February 2022
Time: 07:30 AM (CET)

Conference Call
Date: Thursday, 24th February 2022
Time: 10:00 AM (CET)
09:00 AM (GMT)
04:00 AM (EST)
To be webcasted online

click here: https://edge.media-server.com/mmc/p/ouu23gcu

To participate in the Q&A session, please register using the link below to receive the dial in and PIN details:
click here: http://emea.directeventreg.com/registration/2777500

If you have any questions, please contact Investor Relations at ir@telefonica.com or +34 914 828 700

www.telefonica.com/en/shareholders-investors/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 24, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors